

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2016

Ruben Gonzales
Chief Executive Officer
Koo'Toor Design, Inc.
116 Grove Street
Roseville, CA 95678

      Re: **Koo'Toor Design, Inc.**
               Registration Statement on Form S-1
               Filed July 15, 2016
               File No. 333-212541

Dear Mr. Gonzales:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are a shell company: you have no or nominal operations and your assets consist solely of cash. Accordingly, revise the disclosure throughout your filing to state that you are a shell company; please see Rule 405 of the Securities Act. Additionally, please disclose the consequences of your status as a shell company, including restrictions on your ability to use registration statements on Form S-8, limitations on the ability of your security holders to use Rule 144, and the potential for reduced liquidity or for outright illiquidity of your securities. Please also disclose your shell company status on your prospectus cover page and add a related risk factor. Alternatively, please tell us why you do not believe you are a shell company.

2. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4 We note that you are registering the resale of 3,000,000 shares of common stock. Given that you appear to be registering for resale all of the outstanding shares held by non-affiliates, the offering of such shares appears to be a primary offering. Therefore, please revise the terms of your resale offering to identify the selling shareholder as an underwriter. Alternatively, substantially reduce the size of the resale portion of the offering. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov. Please also revise to include the disclosure required by Item 701 of Regulation S-K.

5. Please provide the information required by Item 7 of Form S-1.

Preliminary Prospectus, page 3

6. In the appropriate place in the prospectus, please confirm that Mr. Gonzales will not attempt to sell any of the three million shares registered for the benefit of the selling shareholder.

Prospectus Summary

Company Overview, page 5

7. It appears, from the third paragraph of this section, that you believe the ability to scale your disclosure, including the ability to omit Items 1A, 1B, and 6 from your 10-K, is a result of status as a Section 15(d) reporting company instead of status as a smaller reporting company. Please revise your disclosure here and your similar disclosure on page 9.

Risk Factors

We contract to resell, and rely on another company to order, stock and ship our supplies . . . , page 9

8. Please include a discussion of the requirements under your reseller agreement with Z3 LLC, including that you open four stores in 2016 and that each store generate at least $750,000 of wholesale purchases within 12 months, and the ramifications of the failure to achieve those requirements.

Plan of Distribution; Terms of Offering, page 14

9. In this section, please disclose how the selling shareholder will attempt to sell its shares.

Dilution, page 16

10. We are unable to recalculate the figures presented for net tangible book value per share after the offering, the increase in net tangible book value per share attributable to cash payments made by new investors, and the per share dilution to new investors under each of the 25%, 50%, 75%, and 100% offering scenarios. Please provide us with your calculations that support these figures or revise them as necessary. Specifically tell us how you treated the 3 million shares issuable to your consultant within the dilution table.

Description of the Business

Company Overview, page 18

11. According to the second paragraph of this section, you have "exclusivity of the Curator collection brand," presumably in your geographic area, California. But, according to Calvin Klein's website, three California furniture stores already sell Calvin Klein products. Please explain.

Plan of Operations, page 20

12. In this section, please enhance your disclosure to discuss the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated costs to achieve each event or milestone, and delineate the timeframe for achieving each event or milestone. Please include in your disclosure a discussion of the steps you will take and how you intend to fund the $3 million in wholesale purchases you have obligated yourself to achieve under your reseller agreement with Z3 LLC and the opening of four stores in the next five months. Please also discuss how you intend to proceed with your business plan if you are unable to meet the conditions set forth in your reseller agreement with Z3 LLC. Finally, please discuss how you will implement each phase of your plan of operations under each of the 25%, 50%, 75% and 100% offering scenarios.

Directors, Executive Officers, Promoters and Control Persons, page 24

13. Please revise the biography of Mr. Gonzales to include the disclosure required by Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

14. Please revise this section so that the disclosure is as of a recent date.

Exhibit Index, page 33

15. File as an exhibit the form of subscription agreement you plan to use. Please see Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Sharon D. Mitchell, Esq.